

Mail Stop 3561

May 13, 2016

Thomas E. Richards
Chief Executive Officer
CDW Corporation
75 Tri-State International
Lincolnshire, IL 60069

>   **Re: CDW Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **Form 8-K**
>   **Filed May 4, 2016**
>   **File No. 1-35985**

Dear Mr. Richards:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 26

1. We note your disclosure in footnotes (3) and (4) that EBITDA, Adjusted EBITDA and Non-GAAP net income provides meaningful information regarding your operating performance and cash flows, including your ability to meet future debt service, capital expenditures and working capital requirements. Similar disclosures are provided under Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 36 and 43. As such, it appears that you are presenting EBITDA, Adjusted EBITDA and Non-GAAP net income measures as a non-GAAP performance and liquidity measures. Please tell us your consideration of providing a reconciliation of these non-GAAP liquidity measures to operating cash flow as the most directly comparable GAAP measure to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

2. We also note your disclosure that Adjusted EBITDA is the primary measure used in certain key covenants contained in the credit agreement governing the term loan. Please tell us what consideration you gave to disclosing the amount or limit required for compliance with the covenants and the effects of non-compliance with the covenant on your financial condition or liquidity. Please refer to Question 102.09 in our compliance and disclosure interpretations regarding non-GAAP financial measures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Non-GAAP net income, page 43

3. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The prohibition is based on the description of the charge or gain. We note you describe the other adjustment related to litigation matters as unusual and non-recurring. A similar description is included other adjustments to Adjusted EBITDA. In future filings, please revise to comply with Item 10(e)(1)(ii)(B).

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Miscellaneous Receivables, page 62

4. We note you receive incentives from vendors related to cooperative advertising allowances, volume rebates, bid programs, price protection and other programs. Please tell us what consideration you gave to disclosing the amount of incentives recognized in the statement of operations for each year presented. Please refer to ASC 605-50-50-1.

Note 8. Long-Term Debt, page 74

5. We understand the agreements governing the indebtedness of your subsidiaries impose restrictions on the ability of your subsidiaries to pay dividends or other distributions to you. Please tell us whether the restricted net assets of subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Please also tell us what consideration you gave to disclosing (i) the nature of the restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends,

loans or advances and (ii) the amount of such restricted net assets for consolidated subsidiaries pursuant to Rule 4-08(e)(3) of Regulation S-X.

<u>Form 8-K filed May 4, 2016</u>

<u>Exhibit 99.1</u>

6. We note your disclosure that Non-GAAP net income per share provides meaningful information regarding your operating performance and cash flows, including your ability to meet future debt service, capital expenditures and working capital requirements. As such, it appears that you are presenting Non-GAAP net income per share as a liquidity measure. Non-GAAP liquidity measures should not be presented on a per share basis. Please tell us your consideration of Question 102.05 in our compliance and disclosure interpretations regarding non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Christine A. Leahy, Chief Legal Officer